August 13, 2009
VIA EDGAR AND FACSIMILE
Kevin W. Waugh
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Integra Bank Corporation Form 10-Q for Fiscal Period Ended March 31, 2009 Form 8-K filed July 31, 2009 File No. 000-13585
Dear Mr. Waugh:
This letter responds to your letter dated August 5, 2009, with respect to the periodic reports noted above. For the sake of convenience, we have reproduced each comment below with our response thereto following each such comment. Dollar responses are in thousands.
A courtesy copy of this letter and the filing are also being sent to Rebekah Blakeley Moore.
Form 8-K filed July 31, 2009
1.
Comment: In your press release, you reported a net loss of $50.2 million before income taxes for the quarter ended June 30, 2009. Please tell us and revise your future filings beginning in your Form 10-Q for the Period Ended June 30, 2009 to explain how you considered that you appear to be in a 3 year cumulative loss position when determining the amount of any valuation allowance needed against your deferred tax assets.

Response: As indicated in the Notification of Late Filing on Form 12b-25, Integra Bank Corporation (the “Company”) revised its second quarter financial results to reflect a material development that occurred following the filing of the Form 8-K noted above. As a result, the Company did not file its Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2009 (the “Second Quarter 10-Q”) until August 12, 2009. The Second Quarter 10-Q contains as Note 6 Income Taxes to the consolidated financial statements the information in the form attached to this letter. We believe the note discloses how we determined our federal and state valuation allowances against our deferred tax assets. Certain portions of Note 6 are quoted in response to your more specific comments a through g below.
Integra Bank Corporation 21 S.E. Third Street P.O. Box 868 Evansville, Indiana 47705-0868 1-800-467-1928 integrabank.com

Securities and Exchange Commission	-2-	August 13, 2009
a.
Comment: Please provide detailed disclosure of both the positive and negative evidence considered to overcome the significant negative evidence of your cumulative losses in determining the extent of any valuation allowance. Refer to paragraphs 23-24 of SFAS 109.

Response: The requested disclosure appears in the Second Quarter 10-Q in Note 6 to the consolidated financial statements in the following paragraphs.
We consider both positive and negative evidence when determining the need for a valuation allowance. At June 30, 2009, we considered the following negative evidence:
•	we have experienced net losses in each of the last five quarters, and
•	we did not meet our forecasted levels of earnings in the first and second quarters of 2009; and
•	forecasting the pace and amount of improvement in asset quality has been difficult, particularly in the current macroeconomic environment.
The losses we have experienced during the last five quarters are largely attributed to the impact of the current recession, including its impact on real estate values and the resulting impact on the banking industry as a whole. The fourth quarter of 2008 experienced the weakest quarterly earnings performance in the banking industry since the savings and loan crisis. While industry-wide earnings rebounded in the first quarter of 2009, credit quality continued to deteriorate. Non-current loans rose to 3.76% of total loans, the highest level since the second quarter of 1991. At the end of the first quarter of 2009, 305 institutions with assets totaling $220,000,000 were in the FDIC’s “problem bank” list, an increase from 252 institutions with $159,000,000 in assets at December 31, 2008. The level of non-current construction and land development loans increased to 10.9%, up from 8.5% in the prior quarter. Additionally, the amount of non-current mortgages increased 131 basis points to 4.95%.
Our credit losses have been largely from the Chicago market, which we entered in April 2007 when we acquired Prairie Financial Corporation (“Prairie”). Prairie was a highly profitable entity that operated primarily in the residential construction sector. When economic conditions began to deteriorate, it resulted in lower home values and a dramatic slowdown in construction and residential home sales for our borrowers, and ultimately, in increased provisions for loan loss and charge-offs to us.
The acquisition of Prairie was the only acquisition we have executed since 2001 and has clearly negatively impacted our operating results in the areas of our provision for loan losses, our net interest income because of higher nonaccrual loans, and loan and collection expense. The losses experienced during the last five quarters have also negatively impacted our capital levels. Actions we may take to increase those capital levels include the sale of earning assets that carry a high risk weighting percentage in our regulatory capital computations, which could impact our earnings.
Integra Bank Corporation 21 S.E. Third Street P.O. Box 868 Evansville, Indiana 47705-0868 1-800-467-1928 integrabank.com

Securities and Exchange Commission	-3-	August 13, 2009
At June 30, 2009, we also considered the following positive evidence:
•	To the best of our knowledge, we have never had a credit or net operating loss expire.
•
Our core community banking franchise, exclusive of Chicago, has historically been profitable and continues to be profitable and has not been affected by the current economy to the extent our land acquisition and development and commercial real estate based lending operations have. From 2005 to 2007, our earnings per share were $1.55, $1.11 and $1.56, a cumulative three year total of $4.22. Our projected earnings levels in our earnings forecast for 2010 through 2012 conservatively assume less than 25% of that three year total.

•
Our valuation allowance assumes that we do not realize any of our general business tax credit carryforwards and that we are unable to realize any of our net operating loss carryforwards that cannot be realized within five years, despite a 20 year carryforward period for both. The amount of our net operating loss carryforward included in our deferred tax asset, net of the related valuation allowance, totaled only $4,770 at June 30, 2009, with $4,560 of that being federal and $210 being state. Our federal net operating loss carryforwards expire in 2028 and 2029, while our state net operating losses begin to expire in 2017.

•
The risk of further other-than-temporary-impairment (“OTTI”) has been reduced, as unrealized losses in our trust preferred securities portfolio totaled $7,838 at June 30, 2009. This compares to net unrealized losses in that portfolio of $14,044 at March 31, 2009 and $10,358 at December 31, 2008. Trust preferred securities held in our available for sale portfolio totaled $9,393 at June 30, 2009, compared to $23,667 at March 31, 2009 and $28,401 at December 31, 2008. All of the OTTI we have recognized since 2007 has been in our trust preferred securities portfolio.

During the second quarter of 2009, for purposes of forecasting, we increased our estimates of future provisions for loan losses and the length of time it will take to reduce our level of non-performing assets to take into account the impact of the economic conditions on our credit quality. We believe that the positive evidence we considered during the second quarter is an indication that our credit position is beginning to stabilize. That evidence, along with improvements we have implemented in our collection and loan workout personnel and processes, increases our level of confidence in our provision forecasts.
Positive evidence that helps support the confidence we have in our forecasts includes the fact that our level of delinquencies at June 30, 2009 were at the lowest level since September 2007, that the Case Schiller index for the Chicago market reported an increase in home prices for the first time since June 2008, and sales of previously owned homes and new home sales have increased from past months and quarters. The majority of the improvement in delinquencies came in the Chicago region, in which we implemented several personnel and process changes during the second quarter of 2009. Additionally, our level of net charge-offs during the second
Integra Bank Corporation 21 S.E. Third Street P.O. Box 868 Evansville, Indiana 47705-0868 1-800-467-1928 integrabank.com

Securities and Exchange Commission	-4-	August 13, 2009
quarter of 2009, excluding the loan to Peoples, stabilized and, while still high, was slightly less than each of the preceding two quarters. While our non-performing assets increased during the second quarter of 2009, the rate of increase in our non-performing assets, exclusive of the Peoples loan, was 10.3%, compared to 25.4%, 65.3% and 63.9% for the preceding three quarters, also exclusive of the Peoples loan.
b.
Comment: Where you have utilized forecasts and/or projections, discuss the related assumptions (including horizon) and tell us how those assumptions changed during the reporting periods. Specifically tell us whether the losses incurred in the quarters ended March 31 and June 30, 2009 were in line with the projections you made when determining the level of your valuation allowance as of December 31, 2008 and March 31, 2009.

Response: The requested disclosure appears in the Second Quarter 10-Q in Note 6 to the consolidated financial statements in the following paragraphs:
Our estimate of the required valuation allowance is highly dependent upon our estimate of projected levels of future taxable income. Projections carry a degree of uncertainty, particularly for longer-term forecasts. In our case, the amount of uncertainty is increased due to the effects of the economic downturn and estimates for the timing and magnitude of economic recovery, as well as the level of provision for loan losses we have experienced during the last fifteen months. Should the actual amount of taxable income be less than what is projected, it may be necessary for us to increase our valuation allowance. Given the risk of additional deterioration in our loan and securities portfolios not included in our projections, we stress tested those projections and considered the results of those tests in establishing our federal income tax valuation allowance.
Our process for determining the need and amount of our valuation allowance at June 30, 2009 included the following steps.
•
Earnings forecasts were prepared for the remainder of 2009 through 2012. These forecasts include projections of net interest income that are obtained from our asset/liability management model as well as projections of credit related information that are obtained from our Chief Credit and Risk Officer. The credit related information includes estimates of specific and general reserves for the provision for loan losses, non-performing loans and assets, net charge-offs and the allowance for loan losses as a percentage of both total and non-performing loans.

•
Non-interest income and expense forecasts were updated quarterly as part of our regular rolling four quarter reforecast process, as were estimates of earning asset balances and the liabilities that fund them.

•
The income before tax amounts were discounted by 15% to reflect the uncertainty contained in the projections. We arrived at this discount amount after reviewing the risk of further adverse developments in asset quality in our loan and investment security portfolios. We then combined the adjusted income before tax amount with anticipated permanent and timing differences to determine projected taxable income. We assumed pretax income would increase 4.25% after 2012.

Integra Bank Corporation 21 S.E. Third Street P.O. Box 868 Evansville, Indiana 47705-0868 1-800-467-1928 integrabank.com

Securities and Exchange Commission	-5-	August 13, 2009
•
The valuation allowance was computed as the total of tax credits expiring more than nine years from December 31, 2009, plus net operating loss carryforwards not expected to be realized in the next four years.

The nine year projection used at June 30, 2009 compares to a twelve year period used at March 31, 2009. The reduction takes into account the fact that our actual results were less than what was forecasted for the quarter. We plan to adjust the nine year period, as well as the 15% discount from our projected earnings up or down in the future, depending on the accuracy of our forecasts. This could result in increases or decreases in our valuation allowance.
During the first and second quarters of 2009, our actual net income before tax was significantly less than what we projected the prior quarter. The differences were primarily in the following five areas:
•
OTTI of $20,334 was recognized during the first six months of 2009, while none was originally forecast at December 31, 2008. We did not anticipate the extent of deterioration experienced by some of the trust preferred securities we hold, all of which are tied to the financial results of other financial institutions, specifically as evidenced by the increasing number of deferrals and defaults on those securities.

•
Our loan to Peoples Community Bancorp Inc. (“Peoples”) of $17,500 was charged off due to developments since January 1, 2009. A total of $17,000 was charged off during the second quarter of 2009, with $8,250 of the related provision expense occurring in the same quarter. We had not previously believed that this would become necessary.

•
The majority of the remainder of the excess of our net loss before tax over our projected loss is within the provision for loan losses, especially in the portion of the allowance determined by using the principles of SFAS 5, Accounting for Contingencies, or the FAS 5 reserve. That portion of the allowance has increased more than anticipated during 2009 as the macro economic factors we utilize in its preparation, in particular real estate values and unemployment rates, have deteriorated more severely than we anticipated.

•
Warrant fair value adjustments totaling $6,145 were recorded during the six months ended June 30, 2009. These adjustments are not tax deductible and were necessary only because we had to classify the Treasury Warrant underlying the preferred shares issued to the Treasury Department as a liability during the first and for part of the second quarters until the number of authorized shares necessary to make the Warrant exercisable were approved by our shareholders in the second quarter.

•
Net interest income was less than the amount projected at December 31, 2008, largely due to near historic lows in the adjustable rate indexes we use to price our earning assets, especially one and three month LIBOR and the national prime lending rate. While declines in LIBOR benefited us on the liability side of our balance sheet, the impact on our earning assets was far greater and impacted us more quickly, since our balance sheet remains asset sensitive. Additionally, the spread between 30 and 90 day LIBOR was at historic levels, which negatively impacted us as our LIBOR based assets tend to be based on 30 day LIBOR and our LIBOR based liabilities tend to be based on 90 day LIBOR. Our forecasts assume only modest increases in our net interest margin for the foreseeable future from increases in rates and from lower nonperforming assets.

Integra Bank Corporation 21 S.E. Third Street P.O. Box 868 Evansville, Indiana 47705-0868 1-800-467-1928 integrabank.com

Securities and Exchange Commission	-6-	August 13, 2009
c.	Comment: Please provide a tabular rollforward of any valuation allowance in the footnotes to the financial statements.
Response: The requested tabular presentation appears in the Second Quarter 10-Q in Note 6 to the consolidated financial statements in the following paragraph:
We recognized our initial state valuation allowance during the fourth quarter of 2008 and have increased that allowance in both the first and second quarters of 2009. We also recorded provision for federal income tax valuation allowances in both the first and second quarters of 2009. The following details increases to the valuation allowance recognized in 2008 and 2009:

	Federal	State
Balance at September 30, 2008	$—	$-
Addition	—	3,180

Balance at December 31, 2008	—	3,180
Addition	4,239	776

Balance at March 31, 2009	4,239	3,956
Addition	13,025	464

Balance at June 30, 2009	$17,264	$4,420
The income tax benefit recognized during 2009, net of the related valuation allowance was $17,282. The largest portion of this benefit, $12,325 relates to losses which will be carried back to 2007, in which we had taxable income of $35,214.
d. Comment: Clearly disclose the expiration of your tax loss carryforwards.
Response: The requested information appears in the Second Quarter 10-Q in Note 6 to the consolidated financial statements in the following paragraph:
Our gross deferred tax asset of $95,488 consists of assets of $109,022 and liabilities of $13,734. The primary components of our gross deferred tax asset include a timing difference representing the excess of the cumulative provision for loan losses over cumulative net charge-offs of $31,100, goodwill impairment of $30,129, general business credits of $16,329, and $11,698 related to charges for other than temporary impairment for financial statement purposes not yet deductible for tax return purposes. The benefit associated with net operating loss carryforwards was $10,125 at June 30, 2009. The deferred tax asset associated with net operating loss carryforwards arose in 2008 and 2009, and therefore expires in 2028 and 2029. The majority of the 2009 net operating loss will be carried back to 2007.
Integra Bank Corporation 21 S.E. Third Street P.O. Box 868 Evansville, Indiana 47705-0868 1-800-467-1928 integrabank.com

Securities and Exchange Commission	-7-	August 13, 2009
e.
Comment: To the extent that you believe a full valuation allowance is not warranted, provide clear disclosure confirming that you believe that it is “more likely than not” that future earnings will be sufficient to realize the remaining deferred tax assets. Refer to paragraph 17e of SFAS 109.

Response: The requested information appears in the Second Quarter 10-Q in Note 6 to the consolidated financial statements in the following paragraph:
The realization of our deferred income tax asset is not dependent on tax planning strategies or the offset of deferred tax liability. At June 30, 2009, we believe it is more likely than not that we will be able to realize the benefits recorded as a deferred tax asset, net of the valuation allowance provided.
f.
To the extent that you are relying upon tax planning strategies or the offset of deferred tax liabilities in lieu of future taxable income for the realization of your deferred tax assets, disclose that fact and provide a brief description of such strategies.

Response: We are not relying upon either any tax planning strategies or offsetting deferred tax liabilities for the realization of our deferred tax assets.
g.
It appears that as of March 31 and June 30, 2009, you have recorded a partial valuation allowance against your federal deferred tax assets. Please clearly describe how you determined the amount of the partial allowance and your basis for the determination that a partial rather than a full allowance was appropriate. Specifically discuss how you determined which of your deferred tax assets were more likely than not realizable and which were not more likely than not realizable when you computed your valuation allowance.

Response: We believe that Note 6 as attached provides the reader with a more complete explanation of how we determined which portions of our deferred tax assets were more likely than not realizable at June 30, 2009 and how we computed our valuation allowance.
Integra Bank Corporation 21 S.E. Third Street P.O. Box 868 Evansville, Indiana 47705-0868 1-800-467-1928 integrabank.com

Securities and Exchange Commission	-8-	August 13, 2009
The undersigned, on behalf of Integra Bank Corporation, acknowledges that:
•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please call me at (812) 461-5794 or in my absence, Michael Carroll at (812) 464-9673.

Sincerely,
/s/ Martin M. Zorn
Martin M. Zorn
Chief Operating Officer and Chief Financial Officer

cc: Rebekah Blakeley Moore
Integra Bank Corporation 21 S.E. Third Street P.O. Box 868 Evansville, Indiana 47705-0868 1-800-467-1928 integrabank.com

NOTE 6. INCOME TAXES
The income tax benefit for the first six months of 2009 was $17,282, which equates to an effective tax rate of 18.4%. Income tax benefit recorded for the first six months of 2009 is based on our estimate of the expected effective tax rate for the full year. The tax benefit is a result of the net loss, the impact of general business tax credits and tax free loan, municipal security and bank-owned life insurance income, partially offset by an increase in our income tax valuation allowance of $18,504.
The net deferred tax asset at June 30, 2009, was $73,804, consisting of deferred assets of $95,488, reduced by valuation allowances totaling $21,684. The net federal deferred tax asset was $66,028 and the net state amount was $7,776.
Our gross deferred tax asset of $95,488 consists of assets of $109,022 and liabilities of $13,734. The primary components of our gross deferred tax asset include a timing difference representing the excess of the cumulative provision for loan losses over cumulative net charge-offs of $31,100, goodwill impairment of $30,129, general business credits of $16,329, and $11,698 related to charges for other than temporary impairment for financial statement purposes not yet deductible for tax return purposes. The benefit associated with net operating loss carryforwards was $10,125 at June 30, 2009. The deferred tax asset associated with net operating loss carryforwards arose in 2008 and 2009, and therefore expires in 2028 and 2029. The majority of the 2009 net operating loss will be carried back to 2007.
On a quarterly basis, we determine whether a valuation allowance is necessary for our deferred tax asset. In performing this analysis, we consider all evidence currently available, both positive and negative, in determining whether, based on the weight of that evidence, the deferred tax asset will be realized. We establish a valuation allowance when it is more likely than not that a recorded tax benefit is not expected to be realized. The expense to create the valuation allowance is recorded as additional income tax expense in the period the valuation allowance is established.
During the first six months of 2009, we increased our state income tax valuation allowance by $1,240 to $4,420, with $464 of this increase arising during the second quarter. We also recorded a federal income tax valuation allowance of $17,264, with $13,025 recorded during the second quarter. We did not have a federal valuation allowance recorded prior to 2009, but recognized one during the first quarter of 2009 primarily because our estimates of future taxable income declined from the amounts forecasted at December 31, 2008. Those estimates declined further during the second quarter of 2009, resulting in an addition to the total valuation allowance.
Our estimate of the required valuation allowance is highly dependent upon our estimate of projected levels of future taxable income. Projections carry a degree of uncertainty, particularly for longer-term forecasts. In our case, the amount of uncertainty is increased due to the effects of the economic downturn and estimates for the timing and magnitude of economic recovery, as well as the level of provision for loan losses we have experienced during the last fifteen months. Should the actual amount of taxable income be less than what is projected, it may be necessary for us to increase our valuation allowance. Given the risk of additional deterioration in our loan and securities portfolios not included in our projections, we stress tested those projections and considered the results of those tests in establishing our federal income tax valuation allowance.

Our process for determining the need and amount of our valuation allowance at June 30, 2009 included the following steps.
•
Earnings forecasts were prepared for the remainder of 2009 through 2012. These forecasts include projections of net interest income that are obtained from our asset/liability management model as well as projections of credit related information that are obtained from our Chief Credit and Risk Officer. The credit related information includes estimates of specific and general reserves for the provision for loan losses, non-performing loans and assets, net charge-offs and the allowance for loan losses as a percentage of both total and non-performing loans.

•
Non-interest income and expense forecasts were updated quarterly as part of our regular rolling four quarter reforecast process, as were estimates of earning asset balances and the liabilities that fund them.

•
The income before tax amounts were discounted by 15% to reflect the uncertainty contained in the projections. We arrived at this discount amount after reviewing the risk of further adverse developments in asset quality in our loan and investment security portfolios. We then combined the adjusted income before tax amount with anticipated permanent and timing differences to determine projected taxable income. We assumed pretax income would increase 4.25% after 2012.

•
The valuation allowance was computed as the total of tax credits expiring more than nine years from December 31, 2009, plus net operating loss carryforwards not expected to be realized in the next four years.

The nine year projection used at June 30, 2009 compares to a twelve year period used at March 31, 2009. The reduction takes into account the fact that our actual results were less than what was forecasted for the quarter. We plan to adjust the nine year period, as well as the 15% discount from our projected earnings up or down in the future, depending on the accuracy of our forecasts. This could result in increases or decreases in our valuation allowance.
During the first and second quarters of 2009, our actual net income before tax was significantly less than what we projected the prior quarter. The differences were primarily in the following five areas:
•
OTTI of $20,334 was recognized during the first six months of 2009, while none was originally forecast at December 31, 2008. We did not anticipate the extent of deterioration experienced by some of the trust preferred securities we hold, all of which are tied to the financial results of other financial institutions, specifically as evidenced by the increasing number of deferrals and defaults on those securities.

•
Our loan to Peoples Community Bancorp Inc. (“Peoples”) of $17,500 was charged off due to developments since January 1, 2009. A total of $17,000 was charged off during the second quarter of 2009, with $8,250 of the related provision expense occurring in the same quarter. We had not previously believed that this would become necessary.

•
The majority of the remainder of the excess of our net loss before tax over our projected loss is within the provision for loan losses, especially in the portion of the allowance determined by using the principles of SFAS 5, Accounting for Contingencies, or the FAS 5 reserve. That portion of the allowance has increased more than anticipated during 2009 as the macro economic factors we utilize in its preparation, in particular real estate values and unemployment rates, have deteriorated more severely than we anticipated.

•
Warrant fair value adjustments totaling $6,145 were recorded during the six months ended June 30, 2009. These adjustments are not tax deductible and were necessary only because we had to classify the Treasury Warrant underlying the preferred shares issued to the Treasury Department as a liability during the first and for part of the second quarters until the number of authorized shares necessary to make the Warrant exercisable were approved by our shareholders in the second quarter.

•
Net interest income was less than the amount projected at December 31, 2008, largely due to near historic lows in the adjustable rate indexes we use to price our earning assets, especially one and three month LIBOR and the national prime lending rate. While declines in LIBOR benefited us on the liability side of our balance sheet, the impact on our earning assets was far greater and impacted us more quickly, since our balance sheet remains asset sensitive. Additionally, the spread between 30 and 90 day LIBOR was at historic levels, which negatively impacted us as our LIBOR based assets tend to be based on 30 day LIBOR and our LIBOR based liabilities tend to be based on 90 day LIBOR. Our forecasts assume only modest increases in our net interest margin for the foreseeable future from increases in rates and from lower nonperforming assets.

We recognized our initial state valuation allowance during the fourth quarter of 2008 and have increased that allowance in both the first and second quarters of 2009. We also recorded provision for federal income tax valuation allowances in both the first and second quarters of 2009. The following details increases to the valuation allowance recognized in 2008 and 2009:

	Federal	State
Balance at September 30, 2008	$—	$—
Addition	—	3,180

Balance at December 31, 2008	—	3,180
Addition	4,239	776

Balance at March 31, 2009	4,239	3,956
Addition	13,025	464

Balance at June 30, 2009	$17,264	$4,420

The income tax benefit recognized during 2009, net of the related valuation allowance was $17,282. The largest portion of this benefit, $12,325 relates to losses which will be carried back to 2007, in which we had taxable income of $35,214.
Our valuation allowance at June 30, 2009 assumes that we are unable to utilize any of the general business tax credits included in our deferred tax asset. The net operating loss carryforwards in our deferred tax asset are projected to be fully utilized by 2015. We believe that these adjustments, coupled with the 15% discount to our projected earnings, provide a reasonable estimate for the effects of estimation error or further deterioration in the economy that could affect our borrowers or the issuers of our remaining trust preferred securities. Federal net operating loss and general business credit carryforward periods are twenty years, while our state net operating loss carryforward periods are fifteen years for Indiana and twelve years for Illinois. Our general business credits expire in varying amounts through 2029 and the net operating loss carryforwards expire in 2028 and 2029.
We consider both positive and negative evidence when determining the need for a valuation allowance. At June 30, 2009, we considered the following negative evidence:
•	we have experienced net losses in each of the last five quarters, and
•	we did not meet our forecasted levels of earnings in the first and second quarters of 2009; and
•	forecasting the pace and amount of improvement in asset quality has been difficult, particularly in the current macroeconomic environment.
The losses we have experienced during the last five quarters are largely attributed to the impact of the current recession, including its impact on real estate values and the resulting impact on the banking industry as a whole. The fourth quarter of 2008 experienced the weakest quarterly earnings performance in the banking industry since the savings and loan crisis. While industry-wide earnings rebounded in the first quarter of 2009, credit quality continued to deteriorate. Non-current loans rose to 3.76% of total loans, the highest level since the second quarter of 1991. At the end of the first quarter of 2009, 305 institutions with assets totaling $220,000,000 were in the FDIC’s “problem bank” list, an increase from 252 institutions with $159,000,000 in assets at December 31, 2008. The level of non-current construction and land development loans increased to 10.9%, up from 8.5% in the prior quarter. Additionally, the amount of non-current mortgages increased 131 basis points to 4.95%.
Our credit losses have been largely from the Chicago market, which we entered in April 2007 when we acquired Prairie Financial Corporation (“Prairie”). Prairie was a highly profitable entity that operated primarily in the residential construction sector. When economic conditions began to deteriorate, it resulted in lower home values and a dramatic slowdown in construction and residential home sales for our borrowers, and ultimately, in increased provisions for loan loss and charge-offs to us.

The acquisition of Prairie was the only acquisition we have executed since 2001 and has clearly negatively impacted our operating results in the areas of our provision for loan losses, our net interest income because of higher nonaccrual loans, and loan and collection expense. The losses experienced during the last five quarters have also negatively impacted our capital levels. Actions we may take to increase those capital levels include the sale of earning assets that carry a high risk weighting percentage in our regulatory capital computations, which could impact our earnings.
At June 30, 2009, we also considered the following positive evidence:
•	To the best of our knowledge, we have never had a credit or net operating loss expire.
•
Our core community banking franchise, exclusive of Chicago, has historically been profitable and continues to be profitable and has not been affected by the current economy to the extent our land acquisition and development and commercial real estate based lending operations have. From 2005 to 2007, our earnings per share were $1.55, $1.11 and $1.56, a cumulative three year total of $4.22. Our projected earnings levels in our earnings forecast for 2010 through 2012 conservatively assume less than 25% of that three year total.

•
Our valuation allowance assumes that we do not realize any of our general business tax credit carryforwards and that we are unable to realize any of our net operating loss carryforwards that cannot be realized within five years, despite a 20 year carryforward period for both. The amount of our net operating loss carryforward included in our deferred tax asset, net of the related valuation allowance, totaled only $4,770 at June 30, 2009, with $4,560 of that being federal and $210 being state. Our federal net operating loss carryforwards expire in 2028 and 2029, while our state net operating losses begin to expire in 2017.

•
The risk of further other-than-temporary-impairment (“OTTI”) has been reduced, as unrealized losses in our trust preferred securities portfolio totaled $7,838 at June 30, 2009. This compares to net unrealized losses in that portfolio of $14,044 at March 31, 2009 and $10,358 at December 31, 2008. Trust preferred securities held in our available for sale portfolio totaled $9,393 at June 30, 2009, compared to $23,667 at March 31, 2009 and $28,401 at December 31, 2008. All of the OTTI we have recognized since 2007 has been in our trust preferred securities portfolio.

During the second quarter of 2009, for purposes of forecasting, we increased our estimates of future provisions for loan losses and the length of time it will take to reduce our level of non-performing assets to take into account the impact of the economic conditions on our credit quality. We believe that the positive evidence we considered during the second quarter is an indication that our credit position is beginning to stabilize. That evidence, along with improvements we have implemented in our collection and loan workout personnel and processes, increases our level of confidence in our provision forecasts.
Positive evidence that helps support the confidence we have in our forecasts includes the fact that our level of delinquencies at June 30, 2009 were at the lowest level since September 2007, that the Case Schiller index for the Chicago market reported an increase in home prices for the first time since June 2008, and sales of previously owned homes and new home sales have increased from past months and quarters. The majority of the improvement in delinquencies came in the Chicago region, in which we implemented several personnel and process changes during the second quarter of 2009. Additionally, our level of net charge-offs during the second quarter of 2009, excluding the loan to Peoples, stabilized and, while still high, was slightly less than each of the preceding two quarters. While our non-performing assets increased during the second quarter of 2009, the rate of increase in our non-performing assets, exclusive of the Peoples loan, was 10.3%, compared to 25.4%, 65.3% and 63.9% for the preceding three quarters, also exclusive of the Peoples loan.
The realization of our deferred income tax asset is not dependent on tax planning strategies or the offset of deferred tax liability. At June 30, 2009, we believe it is more likely than not that we will be able to realize the benefits recorded as a deferred tax asset, net of the valuation allowance provided.